October 8, 2010

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian

Re:	Jagged Peak, Inc. (the “Company”)

Form 10-K for the Fiscal Year ended December 25, 2009

Filed March 10, 2010

Form 10-Q for the Quarterly Period ended March 26, 2010

Filed May 6, 2010

File No. 000-31715

Dear Mr. Krikorian:

We are submitting this letter in response to the comment letter dated September 22, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter. In addition, following our response to comment 4, we are providing an overall response applicable to comments 1-4 of the comment letter.

Form 10-K for the Fiscal Year ended December 25, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 12

1.

We have reviewed your proposed revised revenue recognition policy in response to our prior comment number 1. We note in your proposed revised policy, that your software is provided as a web-based product and that you disclose when a license is provided as an application, revenue from the software license agreements is recognized when delivery of the software has occurred. Please clarify your disclosure if this license revenue is recognized upfront or ratably over the contract term. If the license fee is recognized upfront, in consideration of your web-based software, tell us the accounting guidance that you have cited for this revenue recognition. Clarify your policy to distinguish the revenue recognized from your software product and technology and your hosting and managed services, as discussed beginning on page 3. In addition, expand your disclosure to include your disclosures from page 4 under the heading “Hosting and Managed Services,” that managed service contracts are typically three years in length with minimum transaction volumes guaranteed.”

Response

Substantially all revenue from license fees is recognized ratably over the contract term as the client never takes possession of the software. Revenue from Hosting and Managed service contracts is recognized ratably over the contract term as well. We have clarified our revenue recognition policy following our response to comment number 4 to distinguish revenue recognized from our software product and technology from our hosting and managed services revenue.

2.	We note your response and proposed revised disclosures to our prior comment number 2. Your method remains unclear how you recognize revenues from arrangements that include one or more elements to be delivered at a future date, and how you determined the fair value of the undelivered element, i.e., maintenance and support revenue. We repeat our prior comment. Your disclosure should indicate how an arrangement fee is allocated among the elements (e.g., residual method or entire fee is recognized pro rata due to lack of VSOE).

Response

We have established vender specific objective evidence for the individually priced elements in our contracts through the use of the market as each element in our contracts is sold both as a package and individually with the same pricing. For any element delivered in the future, for which VSOE is not available, we use the residual method. When applying the residual method, VSOE of fair value is allocated to each of the undelivered elements and the remaining consideration is allocated to the delivered elements. We have clarified our revenue recognition policy following our response to comment number 4 to include this disclosure.

3.	We have received your response and proposed revised disclosures to our prior comment number 3. It does not appear that you have fully addressed our comment. Therefore we repeat our prior comment. You disclose that in software arrangements that include more than one element, you allocate the total arrangement fee amount the elements based on the relative fair value of each of the elements. Indicate whether you can establish VSOE for all elements or for only undelivered elements. Please describe for us, your methodology for establishing VSOE. As part of your response, please confirm to us that you have a history of selling an element on a standalone basis when you can establish VSOE. See paragraphs 9 and 10 of SOP 97-2.

Response

We have established vender specific objective evidence for the individually priced elements in our contracts through the use of the market as each element in our contracts is sold both as a package and individually with the same pricing. We do have a history of selling each element individually, which is how we establish. For any element delivered in the future, for which VSOE is not available, we use the residual method. When applying the residual method, VSOE of fair value is allocated to each of the undelivered elements and the remaining consideration is allocated to the delivered elements. We have clarified our revenue recognition policy following our response to comment number 4 to include this disclosure.

4.	We have reviewed your response and proposed revised disclosures to our prior comment number 4. Based on the facts and information that you have provided, it is unclear to us how you determined that you recognize revenue derived from fulfillment service arrangements on the “gross” basis. For example, we note in your proposed revised disclosures, that, “services are based on established monthly charges as well as handling fees based on volume.” As such, it appears that you receive a fee or payment for your services rather than receive the full amount of the product offered to the customer. Similarly, we note that it appears that you do not maintain any inventory on your balance sheet. Therefore, it appears that you are recognizing revenue derived from your fulfillment service arrangements on the “net” basis rather than the “gross” basis. Please advise. In your response, provide further explanations to your considerations of the indicators of gross and net revenue reporting contained in ASC 605-45-45. For example, in addition to the appearance that you do not have inventory risk, clarify if you have the latitude to establish the price of the product to the final consumer.

Response

In most cases we do not take ownership of any client inventory and thus we do not recognize any revenue on the sale of the actual product sold to the end customer. We are only providing services to the client. Revenue is only recognized on the net value of the services provided and related costs. We have clarified our revenue recognition policy following our response to comment number 4 to include this disclosure.

Overall Response to Comments 1-4 of the Comment Letter

Our business has not significantly changed in the past ten years; the way that it is marketed and described in our filling has. Although management does not believe that our prior filings are misleading or lacking in the description of our revenue recognition policy, the Staff’s comments suggest to us that our disclosure may be improved by more closely matching it to the way that we describe our operations. In our future filings, management will revise and restate our revenue recognition policy as follows:

“There are multiple components in our TotalCommerce solution, which are sold through a master agreement where each individual component is priced separately and distinctly from the other components, based on market prices at which we sell those services individually. The client is able to choose which services it wishes to purchase. The separate components can be added or deleted at any time during the contract period from pre-determined prices. We have past history of selling each element separately to establish the market price of each element.

Software development services include activation, e-commerce site development, application and e-commerce site enhancements, consulting services and other development activities. Additional technology revenue is derived from help desk support, maintenance, general support, active monitoring and training.

Revenue from software development and technology services is recognized as services are provided or on the percentage of completion method for those arrangements with specified milestones. The percentage of completion is based on labor hours incurred to total labor hours expected to be incurred. Additional technology revenues are either paid monthly or on an annual basis. If paid on an annual basis, the revenue is recognized over the year, and if paid on a monthly basis, the revenue is recognized in the month in which the service was provided.

Hosting and managed services contracts range in length from one to three years, which contracts are typically renewed annually after the initial term for subsequent one year periods. Revenue from hosting and managed services is recognized ratably over the period for which the services are provided. In most cases the fees are either a flat monthly fee or based on the client’s use of the system (transactions).

Our software EDGE is a web-based product and provided to our customers in software as a service model. Revenues are recognized ratably over the period the service is provided. The method of payment can be based on the clients’ use of the system (transactions), a flat monthly fee or an annual fee. Revenue for all methods of payment is recognized over the period the software is available to the client and the Company is responsible for providing software updates.

We have established vender specific objective evidence for the individually priced elements in our contracts through the use of the market as each element in our contracts is sold both as a package and individually with the same pricing. For any element delivered for which vender specific objective evidence (“VSOE”) is not available we use the residual method. When applying the residual method, VSOE of fair value is allocated to each of the undelivered elements and the remaining consideration is allocated to the delivered elements.

Revenue is also derived from fulfillment service arrangements. Services included under fulfillment arrangements include account services, handling, order processing, packaging, storage and reporting. These services are based on established monthly charges as well as handling fees based on volume. These revenues are recognized based on the net value of the services provided.

Certain order processing services are contracted out by us to optimized independent distribution warehouses in North America. All of these services are managed by us through our order management platform. Since we have the exclusive responsibility to contract and to manage the services provided to our clients by these independent warehouses and the related transportation, the revenue and expenses are recognized based on the amount of services charged to our client and the related expenses are part of our cost of services.

Work in process represents costs and services which have been provided and properly recognized based on the above policy, however have not been billed to the client.

Shipping and handling costs are classified as cost of revenues.”

Notes to Consolidated Financial Statements

7. Income Taxes, page 35

5.	We are considering your response to our prior comment number 5. We note your statement that you have provided, “some, but not all, of the evidence” that you considered in your analysis. Please provide us with a more detailed analysis of your consideration of the guidance contained in ASC 740-10-30-16 through 25 in determining that you net deferred tax asset of $1,523,500 as of December 25, 2009 is realizable. In your response, provide us with both the positive and negative evidence that you considered.

Response

Management considered the following negative and positive evidence regarding our ability to use our deferred tax asset in the future:

Negative Factors

•	The Company has incurred cumulative pretax operating losses totaling approximately $4.3 million.

Positive Factors

•	The net operating losses (NOLs) do not begin to expire until 2020.

•	Over seventy-five percent of the NOL was incurred prior to 2007 and was primarily the result of non-operating/non-recurring type of expenses.

•	Operating results in 2007 and 2008 were showing steady improvement and trending towards profitability. 2008 was break-even from a tax perspective.

•

Although (as with most companies) impacted by the decline in the economy in 2009, the Company was able to minimize the impact through cost-cutting measures and generated pre-tax income of approximately $240,000 in the last quarter of 2009.

•

Operating results for the first two quarters of 2010 continued to be positive and reflected pre-tax income. (Also, please note that our Form 10-Q for the quarterly period ended June 25, 2010 reflected pre-tax income of approximately $63,000 for the 26 weeks then ended, representing an approximate $492,000 improvement from the corresponding 26 week period in 2009.)

•	The Company has future taxable temporary differences of approximately $285,000 that reverse over the next three years.

•	The Company operates in the rapidly growing e-commerce space.

•	The Company’s business model is flexible and well positioned to add additional customers and revenues without significant additional costs or to reduce expenses should additional revenues not develop.

•	Recent business reports of our primary customer continue to be quite strong and positive.

Form 10-Q for the Quarterly Period ended March 26, 2010

Notes to the Unaudited Consolidated Financial Statements

5. Segment Information, page 13

6.	We have reviewed your response to our prior comment number 6. Your response is unclear to us. You disclose on page 13, that, “the Company had two reportable segments during the 13 weeks ended March 26, 2010.” Please tell us how you have considered the definition of a reportable segment pursuant to ASC 280-10-50-10. If you continue to conclude that you have two reportable segments, a separate discussion of results of operations to discuss revenues and profitability on a segment level should be provided in your discussion of results of operations. Refer to Financial Reporting Release 501.06.a. In your response, clarify if you intend to disclose your operating segments. Refer to ASC 280-10-50-1 through 9 and 11. Please also clarify if you intended to provide disclosures related to your geographic areas. Refer to ASC 280-10-50-41.

Response

We agree that we do not have reportable segments under ASC 280-10-50-10 and we will consolidate the two business units in future filings and no longer report them as separate reportable segments. We will continue to discuss the operating segments in our management discussion and analysis as they continue to explain a significant portion of our growth. The operating segments are divided based on geographical regions.

Item 4(T), Controls and Procedures

(a)Evaluation of disclosure controls and procedures, page 21

7.	We have reviewed your response to our prior comment number 7. We repeat our prior comment to tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company’s controls and procedures as that term is defined in Rule 13a-15(e). Similar concerns apply to your evaluation on page 23 of your Form 10-Q for the quarterly period ended June 25, 2010. In addition, we note that your response does not clearly explain how you will comply in future filings. Please clarify your response as to whether you will provide the full definition as defined in Rule 13a-15(e) in your effectiveness conclusion or omit the definition entirely.

Response

With respect to our Form 10-Qs for the quarterly periods ended March 26, 2010 and June 25, 2010, this is to confirm that the effectiveness conclusions of our principal executive officer and principal financial officer were made with respect to our controls and procedures as that term is defined in Rule 13a-15(e). With respect to our future filings, we will state that our disclosure controls are effective (or ineffective, if applicable) without providing any part of the definition of controls and procedures, as we have done in our Form 10-K for the fiscal year ended December 25, 2009.

Jagged Peak acknowledges responsibility for the adequacy and accuracy of the disclosure in the subject filing. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul B. Demirdjian
Paul B. Demirdjian President/ CEO

/s/ Andrew J. Norstrud
Andrew J. Norstrud Chief Financial Officer

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